United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
July 2009
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-              .)

Press Release
Signature Page

US GAAP
RIDING OUT THE TRANSITION SMOOTHLY
BOVESPA: VALE3, VALE5
NYSE: VALE, VALE.P
EURONEXT PARIS: VALE3, VALE5
LATIBEX: XVALO, XVALP
Performance of Vale in 2Q09
Rio de Janeiro, July 29, 2009 — Vale S.A. (Vale) announces its 2Q09 results, which reflect the transition to a new phase in which the reaction to the global financial crisis is starting to bear fruit, leading to a gradual lessening in risk aversion, declining costs and to the beginning of a recovery in demand and prices of minerals and metals.
In this dynamic environment, the weakening of the US dollar — one the consequences of the increase in risk tolerance — neutralized in this quarter the effect of our initiatives to cut costs. However, we remain relentless in our campaign to promote a permanent downward shift in our cost structure. In spite of the good performance of iron ore shipments to China, a new quarterly record, it was too soon for the recovery in other regions of the world to be felt in our sales. In addition, the 2Q09 results were hurt by the lagged effect of iron ore negotiated prices. On the other hand, the performance of our non-ferrous minerals businesses is already starting to capture some of the benefits of the ongoing recovery of market fundamentals.
We are working to emerge from the current global downturn stronger than before. Given our endowment of world-class, low-cost assets and financial strength we expect to show an improving operational and financial performance in the near future and to continue to create shareholder value across the cycles.
The main highlights of Vale’s performance in 2Q09 were:
•	Operating revenue of US$ 5.1 billion, 6.2% less than the US$ 5.4 billion in 1Q09.
•	Shipments of iron ore and pellets increased by 3.3% on a quarter-on-quarter basis.
•	Shipments of nickel increased by 16.8% on a quarter-on-quarter basis.
•	Operational profit, as measured by adjusted EBIT(a) (earnings before interest and taxes), of US$ 976 million, 42.1% below 1Q09.
•	Operational margin, as measured by adjusted EBIT margin, of 19.7%, against 31.6% in 1Q09.
•	Cash generation, as measured by adjusted EBITDA(b) (earnings before interest, taxes, depreciation and amortization), decreased to US$ 1.7 billion in 2Q09 from US$ 2.3 billion in 1Q09.
•	Net earnings of US$ 790 million, equal to US$ 0.15 per share on a fully diluted basis, against US$ 1.363 billion in 1Q09.
•	Investment — excluding acquisitions — of US$ 2.1 billion, against US$ 1.7 billion in the previous quarter.
www.vale.com
rio@vale.com
Department of Investor Relations
Roberto Castello Branco
Alessandra Gadelha
Patricia Calazans
Roberta Coutinho
Theo Penedo
Tacio Neto
Phone: (5521) 3814-4540
Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with US GAAP and, with the exception of information on investments and behavior of markets, quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Vale Inco, MBR, Cadam, PPSA, Alunorte, Albras, Valesul, Vale Manganês S.A., Vale Manganèse France, Vale Manganese Norway AS, Urucum Mineração S.A., Ferrovia Centro-Atlântica (FCA), Vale Australia, Vale International and Vale Overseas.
2Q09

US GAAP
Table 1 — SELECTED FINANCIAL INDICATORS

	2Q08	1Q09	2Q09%		%
in US$ million	(A)	(B)	(C)	(C/A)	(C/B)
Operating revenues	10,897	5,421	5,084	-53.3	-6.2
Adjusted EBIT	5,235	1,685	976	-81.4	-42.1
Adjusted EBIT margin (%)	49.4	31.6	19.7
Adjusted EBITDA	6,218	2,281	1,725	-72.3	-24.4
Net earnings	5,009	1,363	790	-84.2	-42.0
Earnings per share (US$)	1.04	0.26	0.15	-85.4	-42.0
Earnings per share fully diluted basis(US$)	1.02	0.26	0.15	-85.4	-42.0
ROE (%)[1]	30.1	27.4	15.9
Total debt/ LTM adjusted EBITDA (x)	1.2	1.0	1.5
Capex (excluding acquisitions)	2,312	1,714	2,080	-10.0	21.4

[1]	Return on equity.
2Q09

US GAAP
INDEX

RIDING THE TRANSITION SMOOTHLY	1
Table 1 - SELECTED FINANCIAL INDICATORS	2

• BUSINESS OUTLOOK	4

• REVENUES	7
Table 2 - GROSS REVENUE BY PRODUCT	8
Table 3 - GROSS REVENUE BY DESTINATION	9

• COSTS	9
Table 4 - COST OF GOODS SOLD	11

• OPERATING PROFIT	12

• NET EARNINGS	12

• CASH GENERATION	13
Table 5 - ADJUSTED EBITDA BY BUSINESS AREA	13
Table 6 - QUARTERLY ADJUSTED EBITDA	13

• DEBT INDICATORS	14
Table 7 - DEBT INDICATORS	14

• INVESTMENTS	15
Table 8 - TOTAL INVESTMENT BY CATEGORY	15
Table 9 - TOTAL INVESTMENT BY BUSINESS AREA	16

• PERFORMANCE OF THE BUSINESS SEGMENTS	17
• Ferrous minerals	17
Table 10 - IRON ORE AND PELLET SALES BY REGION	19
Table 11 - GROSS REVENUE BY PRODUCT	19
Table 12 - AVERAGE SALE PRICE	19
Table 13 - VOLUMES SOLD	19
Table 14 - SELECTED FINANCIAL INDICATORS	20
• Non-ferrous minerals	20
Table 15 - GROSS REVENUE BY PRODUCT	21
Table 16 - AVERAGE SALE PRICE	21
Table 17 - VOLUMES SOLD	21
Table 18 - SELECTED FINANCIAL INDICATORS	21
• Coal	22
Table 19 - GROSS REVENUE BY PRODUCT	22
Table 20 - AVERAGE SALE PRICE	22
Table 21 - VOLUMES SOLD	22
Table 22 - SELECTED FINANCIAL INDICATORS	22
• Logistics services	23
Table 23 - GROSS REVENUE BY PRODUCT	23
Table 24 - LOGISTICS SERVICES	23
Table 25 - SELECTED FINANCIAL INDICATORS	23

• FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES	24

• CONFERENCE CALL AND WEBCAST	24

• BOX - MANDATORILY CONVERTIBLE NOTES	25

• ANNEX 1 - FINANCIAL STATEMENTS	26
Table 26 - INCOME STATEMENTS	26
Table 27 - FINANCIAL RESULT	26
Table 28 - EQUITY INCOME BY BUSINESS SEGMENT	26
Table 29 - BALANCE SHEET	27
Table 30 - CASH FLOW	28

• ANNEX 2 - VOLUMES SOLD, PRICES, MARGINS AND CASH FLOWS	29
Table 31 - VOLUMES SOLD: MINERALS AND METALS	29
Table 32 - AVERAGE SALE PRICE	29
Table 33 - ADJUSTED EBIT MARGIN BY BUSINESS SEGMENT	29
Table 34 - ADJUSTED EBITDA BY BUSINESS SEGMENT	29

• ANNEX 3 - RECONCILIATION OF US GAAP and “NON-GAAP” INFORMATION	30
Table 35 - Adjusted EBIT	30
Table 36 - Adjusted EBITDA	30
Table 37 - Net debt	30
Table 38 - Total debt / Adjusted LTM EBITDA	31
Table 39 - Total debt / Enterprise value	31
Table 40 - LTM EBITDA adjusted / LTM interest payments	31
2Q09

US GAAP
• BUSINESS OUTLOOK
After three quarters of steep decline, the global economy is very likely to have bottomed out. Business surveys, coincident and leading indicators of economic activity are suggesting that a recovery from a very low base is already underway.
Global manufacturing PMI for June rose for the sixth month in a row, gaining 13.2 points since December 2008. Simultaneously, the new order to inventory ratio, which usually leads manufacturing output growth by three months, has climbed to its highest level since April 2004.
Global industrial production posted its first gain at the margin after several quarters of deep and unprecedented fall. The pace of contraction in developed economies is softening while in emerging markets industrial production is expanding. In particular, industrial production in emerging Asia surged to a very high pace of growth after the decrease at double-digit rates in 4Q08 and 1Q09. Brazil’s industrial production is resuming growth and in some large developed economies, Japan, Germany and France, manufacturing activity has also shown a recovery at the margin.
These developments have far reaching implications. Industrial production is the most volatile and cyclical component of GDP, acting also as a leading indicator of its performance, thus playing a critical role in the global business cycle. Furthermore, it is a key macroeconomic variable for demand for minerals and metals, as these products are essentially industrial raw materials. And emerging market economies are more intensive users of minerals and metals, with a much higher consumption to GDP ratio than developed economies.
Consequently, these movements underlie a broad based rebound in demand and prices for minerals and metals. For instance, in response to the demand improvement, world crude steel production increased by 4.7% in 2Q09, on a seasonally adjusted quarter-on-quarter basis, after falling by 3.1% in 3Q08, 18.8% in 4Q08 and 2.7% in 1Q09. Moreover, June statistics are showing production increases in Brazil, the US and the European Union, regions where the carbon steel industry was running at the lowest rates of utilization in the world.
By the same token, global stainless steel output is recovering after two consecutive years of decline: it increased 23.1% in 2Q09, on a seasonally adjusted quarter-on-quarter basis, after dropping by 6.2% in 3Q08, 27.7% in 4Q08 and 2.1% in 1Q09.
Spot iron ore prices have risen strongly over the last three months. The LMEX, an index for base metal prices, fell by 64.6% to a low-cyclical point at December 24, 2008 from its peak in early May 2007. Since then it has increased by 55.1%, although reaching a level which is still only 55% of the previous peak.
Companies responded to the downshift of demand by curtailing production to a level below final sales, which led to inventory consumption. The combination of falling inventories and stable final sales, helped by the massive monetary and fiscal policy stimuli, is forcing firms to react, thus increasing manufacturing output and the consumption of minerals and metals. Therefore, we expect to see global industrial production increase over the next couple of quarters with growth spreading to developed economies as well, shaping a globally synchronized upturn.
On the other hand, we believe that there are still significant downside risks to the recovery scenario.
Business investment is expected to remain weak, as a consequence of excess capacity and lower profitability. Thus, the expansion of final sales will rely mostly on consumer spending, which has been negatively affected by large wealth losses and rising unemployment rates. So far, macroeconomic policy incentives have been able to stabilize sales and measures of consumer sentiment have moved up from the historical lows, even though the sustainability of this process faces risks.
2Q09

US GAAP
Another source of downward risk is the tightened credit supply. However, the rise in global sales of autos and other consumer durables, which are highly sensitive to credit, suggests that credit availability is improving alongside the across-the-board improvement of capital market conditions, as suggested by the rise in bond issues and equity offerings, IPOs and equity follow-on transactions.
Finally, the financing of a ballooning public debt in developed economies will tend to crowd out private expenditures through the negative impact of higher real interest rates on consumption, investment and net exports, partially offsetting the expansionary effect of fiscal policy stimulus on aggregate spending.
The Chinese economy, driven by credit expansion and infrastructure investment growth, boomed in 2Q09, expanding at the margin, on a seasonally adjusted basis, well above its long-term trend rate. Domestic demand is growing in a robust fashion, minimizing the negative influence of still declining exports.
Recent Chinese economic dataflow unveils a 12% year-on-year increase in June in the start of new construction. This naturally follows the rebound in property sales which has been taking place since March. The bounce back in construction activity gives an important support to a sustained recovery of domestic demand while at the same time has positive implications for the evolution of iron ore demand, since property is responsible for almost 40% of Chinese steel consumption.
Chinese iron ore imports grew 29% year-on-year in 1H09 to 297.2 million metric tons. As a consequence of the stronger fundamentals of the property sector, the substitution of local high-cost domestic production tends to become gradually replaced by increasing consumption as the main driver for the demand for imported iron ore: China’s crude steel output accelerated to an annualized rate of 600 million metric tons in June, increasing by 5.4% in 2Q09 relative to 1Q09, on a seasonally adjusted basis.
Vale has been successful in its efforts to exploit the strong recovery in Chinese iron ore imports: in 1H09 our shipments increased 42.1% on a year-on-year basis. The implementation of a new marketing policy, involving among other things a more flexible stance towards iron ore pricing, sales on a C&F basis and the enlargement of our client base, was very useful to this attainment.
A prominent feature of our stronger competitiveness in China has been the development of a low-cost portfolio of maritime freight primarily supported by our own large capesize vessels and medium and long-term contracts of affreightment with shipping companies. We are employing recently acquired large second-hand ships and in the near future will be able to use the 400,000 dwt very large ore carriers ordered from shipyards.
Simultaneously, the consolidation of a new price structure is underway, in which the recognition of the superior quality of our products is being evidenced through price premia over ores from other sources.
As mentioned earlier, due to the conclusion of the destocking process, steel output in other regions of the world, such as Brazil, the European Union and Japan, and, consequently, iron ore demand, are generating the first signs of recovery. Given that our iron ore production has been running at a relatively high level of idle capacity — production in 2Q09 was at an annualized pace of 230 million metric tons — we are prepared to exploit the upside of the iron ore market; this is quite a different position from our main competitors, who are working at almost full nominal capacity.
2Q09

US GAAP
Vale has settled benchmark prices for 2009 with its main clients in Europe, Japan and South Korea. Prices of fines have decreased 28.2%, lumps 44.5%, and blast furnace and direct reduction pellets both dropped 48.3%. Due to its higher cyclicality and volatility, in the downturn the demand for pellets tends to be negatively affected earlier and more strongly than the demand for iron ore fines. On the other hand, in the upturn its initial reaction is slower but it tends to grow faster than the demand for iron ore.
Given the recent increase in the activities of the global steel industry, the narrowing of the price premium of pellets over iron ore fines is stimulating the beginning of a recovery in pellet sales from the unprecedented low levels of 1H09. In July we resumed operations of one plant at Tubarão while we are taking steps to re-start another Tubarão plant. During 2Q09 we had only five pellet plants in operation out of a total of ten.
While the Atlantic market is still oversupplied, the Pacific market for both metallurgical and thermal coal is showing some tightness, reflecting the better economic performance of Asian economies.
Chinese surging demand for coal imports is pressuring prices in the Pacific market. Thermal coal imports reached 33.5 million metric tons in 1H09, almost twice the volumes imported last year, and metallurgical coal imports were 14.7 million metric tons, up 400% on a year-on-year basis. Therefore, China is becoming the world largest importer of coal.
The strength of Chinese demand is straining against the structural problems in Australian logistics infrastructure, which has resulted in spot prices in the Pacific market climbing to levels above current benchmark prices.
There has been a recovery in global nickel demand from its depressed levels of 2H08 and 1Q09. As commented, stainless steel output is in an initial stage of recovery. Its expansion has been led chiefly by China — where mills are operating at high levels of capacity utilization — and Taiwan.
Moreover, the stainless steel industry outside China has started to increase production, adding pressure to nickel demand.
The scrap market has tightened further, with prices rising relative to the LME nickel prices. Due to the low relative prices of the 300 series stainless steel — the highest grade of nickel-intensive steel — its output is increasing strongly. The combination of these two developments means that more nickel has been consumed per ton of stainless steel produced.
Among the non-stainless steel applications of nickel, we have seen improvements in various plating and power markets especially those linked to batteries, electronics and more recently automotives. Sales of hybrid electrical vehicles (HEV) have been booming and Vale is the leading supplier of nickel for their batteries. This is still a very small market for nickel but it has great potential to grow over time as electric cars seem likely to become the dominant product of the auto industry in the future. Of course, there are many uncertainties related to which type of car will prevail, whether HEVs, plug-in HEVs, battery electric vehicles (BEVs) or any other. The same applies to which type of battery will equip them, whether NiMH, Li-ion or any other type.2

[2]	NiMH=nickel metal hydride, Li-ion= lithium ion.
2Q09

US GAAP
The significant upward volatility in nickel prices since March has stimulated Chinese nickel pig iron ore producers to resume production as well as some high-cost ferronickel producers in other countries. However, the supply expansion has not been sufficient to change the demand-driven price trend.
Our unionized maintenance and production employees at the operations in Sudbury and Port Colborne, in Canada, went on strike on July 12, after rejecting Vale’s settlement offer for a new three-year collective bargaining agreement. As previously disclosed, the Sudbury and Port Colborne operations began an eight-week shutdown on June 1, 2009, and prior to the strike they were scheduled to resume operations on July 27, 2009.
Our offer aims to provide the right incentives to labor productivity growth, contributing at the same time to lower costs on a permanent basis.
Copper prices are hovering around US$ 5,000 per metric ton as Chinese imports continue to set new records. In addition to strategic reserve buying, Chinese demand has been mostly driven by the increased power-sector demand — responsible for almost half of copper consumption in China — as a result of the rising fixed asset investment for electricity/heating production and supply infrastructure.
The recent decrease in treatment and refining charges (TC/RC)3 reflects a declining supply of copper concentrates — caused by lower grades and production rates — in the face of a recovery in demand for metal and a tight supply of scrap. Although Vale produces copper anodes, we are mostly a producer of copper concentrates.
The aluminum price reaction to the improved demand fundamentals was milder than with other base metals. Inventories are continuing to rise, reflecting lack of discipline on the supply side. In another decision focused on the strengthening of our long-term competitiveness, we transformed our 95,000 metric tons Valesul aluminum smelter into a small producer of aluminum billets, a much less energy intensive operation, processing ingots purchased from third parties.
Since the onset of the intensification of the global recession we have launched wide-ranging initiatives to enhance the foundations of our long-term competitiveness and our capacity to continue to generate value. At the same time, we have accelerated some structural changes, such as our marketing policy towards China, which was already ready to be put in place before the global downturn.
In spite of the downward revision of our capex budget for this year to US$ 9 billion, we have not canceled any projects, as we strongly believe that the long-term fundamentals of global markets for minerals and metals will remain intact and strong. Although we foresee downward risks to the global economic recovery, we remain confident in the improvement of our performance over the near future, given our low-cost structure, financial strength and world-class assets.
• REVENUES
In 2Q09, our operating revenues totaled US$ 5.084 billion, 6.2% less than the US$ 5.421 billion reached in 1Q09. They suffered the negative impact of lower prices, US$ 755 million, which was counterbalanced by the positive effect of the expansion of shipment volumes, US$ 418 million.
The decrease in iron ore and pellet prices caused a fall of US$ 957 million , while price changes of other products added US$ 202 million to revenues.

[3]	A composite fee charged by smelters to process copper concentrates — produced by miners — into copper anodes and to refine them into copper cathodes.
2Q09

US GAAP
The decline in benchmark prices for iron ore and pellets in 2009 was fully recognized in this quarter, independently of the status of negotiations with each client. In addition to the contemporaneous net negative impact on 2Q09 revenues of US$ 791 million, there are US$ 166 million arising from the retroactive adjustment of provisional prices charged to clients in 1Q09.
Due to the relative price changes — average sales prices of iron ore and pellets decreased and non-ferrous minerals prices increased — the share of non-ferrous minerals in total revenues rose to 37.6% in 2Q09 from 27.9% in 1Q09 while the ferrous minerals share declined to 53.4% from 64.7%. Logistics services reached 5.5% and coal 1.9%.
Sales to the Americas increased their share to 26.6% in 2Q09 from 19.9% in 1Q09, which is explained by the rise in alumina and nickel shipments to Canada and in iron ore and logistics services revenues in Brazil. Asia continued to be the main destination of our sales, being responsible for 58.1% of total revenues, Europe 13.1% and the rest of the world 2.3%.
On a country basis, China remains the main market for our products (39.7%), followed by Brazil (15.8%), Japan (7.4%), and Canada (6.2%).
Table 2 — OPERATING REVENUE BY PRODUCT

in US$ million	2Q08%		1Q09%		2Q09%
Ferrous minerals	6,652	61.0	3,505	64.7	2,716	53.4
Iron ore	4,947	45.4	3,129	57.7	2,423	47.7
Pellets	1,168	10.7	269	5.0	176	3.5
Manganese ore	83	0.8	15	0.3	43	0.8
Ferroalloys	346	3.2	77	1.4	69	1.4
Pellet plant operation services	15	0.1	4	0.1	3	0.1
Others	93	0.9	11	0.2	2	—
Non-ferrous minerals	3,579	32.8	1,515	27.9	1,909	37.6
Nickel	1,870	17.2	639	11.8	916	18.0
Copper	621	5.7	236	4.4	271	5.3
Kaolin	54	0.5	39	0.7	42	0.8
Potash	105	1.0	65	1.2	121	2.4
PGMs	116	1.1	53	1.0	54	1.1
Precious metals	28	0.3	29	0.5	26	0.5
Cobalt	57	0.5	13	0.2	12	0.2
Aluminum	395	3.6	194	3.6	193	3.8
Alumina	329	3.0	245	4.5	275	5.4
Bauxite	4	—	2	—	—	—
Coal	103	0.9	134	2.5	96	1.9
Logistics services	463	4.2	199	3.7	280	5.5
Railroads	382	3.5	157	2.9	223	4.4
Ports	81	0.7	42	0.8	57	1.1
Others	100	0.9	68	1.3	83	1.6

Total	10,897	100.0	5,421	100.0	5,084	100.0

2Q09

US GAAP
Table 3 — OPERATING REVENUE BY DESTINATION

in US$ million	2Q08%		1Q09%		2Q09%
North America	1,359	12.5	434	8.0	513	10.1
USA	768	7.0	220	4.1	198	3.9
Canada	496	4.6	214	3.9	315	6.2
Others	95	0.9	—	—	—	—
South America	2,229	20.5	645	11.9	839	16.5
Brazil	1,890	17.3	611	11.3	802	15.8
Others	339	3.1	34	0.6	37	0.7
Asia	4,278	39.3	3,434	63.3	2,952	58.1
China	1,884	17.3	2,423	44.7	2,018	39.7
Japan	1,199	11.0	484	8.9	378	7.4
South Korea	356	3.3	254	4.7	165	3.2
Taiwan	296	2.7	133	2.5	193	3.8
Others	543	5.0	139	2.6	198	3.9
Europe	2,650	24.3	814	15.0	665	13.1
Germany	573	5.3	207	3.8	130	2.6
Belgium	240	2.2	73	1.3	85	1.7
France	242	2.2	39	0.7	41	0.8
UK	441	4.0	176	3.3	149	2.9
Italy	249	2.3	77	1.4	43	0.8
Others	905	8.3	242	4.5	217	4.3
Rest of the World	381	3.5	95	1.7	115	2.3

Total	10,897	100.0	5,421	100.0	5,084	100.0

• COSTS
Cost of goods sold (COGS) totaled US$ 3.135 billion in 2Q09, showing a 8.1% increase relatively to 1Q09, at US$ 2.9 billion.
Our initiatives to save costs contributed to a quarter-on-quarter reduction in COGS of US$ 186 million. However, the depreciation of the US dollar4 led to a cost increase of US$ 214 million, more than offsetting in this quarter the outcome of our cost cutting efforts. At the same time, larger sales volumes were responsible for an increase in COGS of US$ 207 million.
In 2Q09, the cost of materials accounted for 21.1% of COGS, being the largest component. These expenses amounted to US$ 660 million, against US$ 560 million in 1Q09. Higher sales volumes and currency price changes contributed to increase costs by US$ 60 million and US$ 52 million, respectively, being partially offset by a US$ 12 million reduction due to a more moderate pace of maintenance compared to 1Q09.
The main materials items were: spare parts and maintenance equipment, US$ 222 million (vs. US$ 172 million in 1Q09), inputs, US$ 274 million (vs. US$ 174 million in 1Q09), tires and conveyor belts, US$ 34 million (vs. US$ 33 million in 1Q09).
Costs for outsourced services, making up 16.6% of COGS, totaled US$ 519 million in 2Q09, compared to US$ 424 million in 1Q09. The cost increase was caused by higher sales volumes (US$ 69 million) and the US dollar depreciation (US$ 33 million). On the other hand, lower average service prices reduced expenses by US$ 7 million.

[4]	COGS currency exposure in 2Q09 was made up as follows: 61% in Brazilian reais, 19% in Canadian dollars, 15% in US dollars, 2% in Indonesian rupiah and 3% in other currencies.
2Q09

US GAAP
The main outsourced services were: (a) cargo freight, which accounted for US$ 179 million (vs. US$ 132 million in 1Q09); (b) maintenance of equipment and facilities, US$ 102 million (vs. US$ 85 million in 1Q09); and (c) operational services, US$ 138 million (vs. US$ 135 million in 1Q09), which include US$ 38 million for ore and waste removal.
Expenses with railroad freight increased to US$ 112 million from US$ 72 million in 1Q09, as we expanded the shipments of iron ore produced by the Southern System mines, which are carried to our maritime terminals, Guaíba Island and Itaguaí, by MRS, a non-consolidated affiliated logistics company.
Costs with maritime freight services — mainly involving the shipping of bauxite from Trombetas to Barcarena — totaled US$ 39 million and expenses with truck transportation services amounted to US$ 28 million. Its worth mentioning that this item does not include maritime freight costs of our C&F sales, which are deducted from our gross revenues.
Expenses with energy consumption reached US$ 461 million, accounting for 14.7% of COGS and increasing by US$ 52 million compared to 1Q09.
Fuel and gases costs reached US$ 279 million, increasing 17.2% on a quarter-on-quarter basis. Out of the US$ 41 million cost increase, US$ 31 million was due to the increase of our activities, US$ 21 million to the depreciation of the US dollar, while lower prices contributed to diminish expenses by US$ 11 million.
The cost of electricity was US$ 182 million against US$ 171 million in 1Q09, representing a 6.4% quarter-on-quarter increase. Higher consumption contributed with US$ 12 million, currency price changes with US$ 14 million, while lower tariffs contributed positively with US$ 15 million.
Personnel expenses reached US$ 449 million, representing 14.3% of COGS. The increase of US$ 6 million relatively to 1Q09 reflected higher sales volume (US$ 62 million) and exchange rate changes (US$ 31 million) that were almost offset by US$ 87 million in savings related to our restructuring plan.
The cost of purchasing products from third parties amounted to US$ 153 million — 4.9% of COGS — against US$ 200 million in 1Q09. The behavior of these expenses tends to be pro-cyclical, reaching high levels in the upturn and declining dramatically in an economic downturn. For instance, it was the largest item of COGS during the first three quarters of 2007, with an average share of 21.1%, due to the need to complement our production to meet a booming demand in face of rising prices.
Given the deceleration in our own operating activities, purchases of products were sharply reduced, being restricted only to special cases, such as the production of some special iron ore blends or long-term contracts for nickel feed, and take or pay contracts, as is the case with bauxite.
Our subsidiary Alunorte buys bauxite from our affiliate MRN on a regular basis under a take-or-pay contract. In 2Q09 these expenses amounted to US$ 52 million.
The cost of purchasing iron ore and pellets was only US$ 5 million, against US$ 43 million in 1Q09. The volume of iron ore bought from smaller miners came to 273,000 metric tons in 2Q09 compared with 962,000 metric tons in 1Q09. There was no acquisition of pellets from our joint ventures in 2009.
The purchase of nickel products reached US$ 79 million, against US$ 83 million in 1Q09. The effect of lower volumes was partially offset by higher average prices.
2Q09

US GAAP
Depreciation and amortization — 18.2% of COGS — amounted to US$ 571 million, against US$ 523 million in 1Q09, being negatively impacted by the effect of exchange rate variation.
Other operational costs reached US$ 267 million, compared to US$ 283 million in 1Q09. Their performance continues to be determined by the savings derived from the reduction of lease payments of the Tubarão pellet plants, mining royalties and demurrage charges, which are related to the more moderate pace of our operational activities.
In 2Q09, demurrage costs — fines paid for delays in loading ships at our maritime terminals - totaled US$ 8 million, equivalent to US$ 0.17 per metric ton of iron ore shipped, against US$ 4 million in the previous quarter, US$ 0.09 per metric ton.
Sales, general and administrative expenses (SG&A) came to US$ 230 million, almost the same amount spent in the previous quarter, US$ 233 million. Under the MAMA (month after month of arrival) pricing system, the rise of copper prices required an adjustment in provisional prices producing a revenue increase of US$ 17 million, decreasing SG&A expenses. On the other hand, the effect of the US dollar depreciation in our administrative costs offset a major part of that positive contribution.
Research and development (R&D) expenses, which reflect our investment to create long-term growth opportunities, amounted to US$ 265 million5 in the quarter, compared to US$ 189 million invested in 1Q09.
Other operational expenses reached US$ 342 million, against US$ 317 million in 1Q09.
Expenses related to idle capacity and stoppage of operations totaled US$ 224 million, US$ 75 million higher than the previous quarter. This was mainly due to the shutdown of Sudbury operations in June, which added US$ 110 million to “other operational expenses”.
Severance payments reached US$ 25 million, compared to US$ 39 million in 1Q09.
Table 4 — COST OF GOODS SOLD

in US$ million	2Q08%		1Q09%		2Q09%
Outsourced services	772	16.2	424	14.6	519	16.6
Material	815	17.1	560	19.3	660	21.1
Energy	747	15.7	409	14.1	461	14.7
Fuel and gases	466	9.8	238	8.2	279	8.9
Electric energy	281	5.9	171	5.9	182	5.8
Acquisition of products	704	14.8	200	6.9	153	4.9
Iron ore and pellets	416	8.7	43	1.5	5	0.2
Aluminum products	73	1.5	71	2.4	63	2.0
Nickel products	156	3.3	83	2.9	79	2.5
Other products	59	1.2	3	0.1	6	0.2
Personnel	571	12.0	443	15.3	449	14.3
Depreciation and exhaustion	723	15.2	523	18.0	571	18.2
Shared services	56	1.2	58	2.0	55	1.8
Others	375	7.9	283	9.8	267	8.5

Total	4,763	100.0	2,900	100.0	3,135	100.0

[5]
This is an accounting figure. In the Investment section of this press release, we disclose a figure of US$ 254 million for research & development, computed in accordance with financial disbursements in 2Q09.

2Q09

US GAAP
• OPERATING PROFIT
In 2Q09, operating profit, as measured by adjusted EBIT, totaled US$ 976 million, thus showing a decrease of US$ 709 million relative to 1Q09. If we reallocate the retroactive adjustment of iron ore and pellet prices, this difference shrinks to US$ 377 million.
The effect of higher sales prices for non-iron ore products (US$ 201 million), higher shipment volumes (US$ 210 million) and cost cutting measures (US$ 186 million) acted to cushion the negative impact on the operating profit of the fall in iron ore and pellet prices (US$ 957 million), the weaker US dollar (US$ 214 million), and higher R&D expenses (US$ 76 million).
Adjusted EBIT margin was 19.7%, against 31.6% in the previous quarter.
• NET EARNINGS
In 2Q09, net earnings reached US$ 790 million, with a 42.0% decline related to the 1Q09 figure, at US$ 1.363 billion. Earnings per share, on a fully diluted basis, were US$ 0.15.
Earnings before income taxes amounted to US$ 2.414 billion, compared to US$ 1.669 billion in 1Q09. The impact of the appreciation of the BRL against the USD in our income taxes was exactly the opposite of the effect generated in 3Q08, when there was a tax credit arising from the depreciation of the BRL against the USD. This time the exchange rate variation produced an income tax burden of US$ 1.279 billion.
Financial revenues totaled US$ 93 million, US$ 32 million below the figure for 1Q09, at US$ 125 million, due to the decrease in cash holdings and interest rates.
Financial expenses reached US$ 293 million, in line with the US$ 287 million spent in 1Q09.
As a consequence of the appreciation of our functional currency, the Brazilian real, against the US dollar6, foreign exchange and monetary variations caused a positive impact on our net earnings, of US$ 523 million, against a positive impact of US$ 16 million in 1Q09.
In 2Q09, the net effect of the mark-to-market of the transactions with derivatives on our results was a gain of US$ 873 million, against US$ 18 million in 1Q09. These transactions produced a net positive cash flow impact of US$ 64 million.
The net result of the currency and interest rate swaps, structured mainly to convert the BRL-denominated debt into US dollar to protect our cash flow from exchange rate volatility, produced a positive effect of US$ 935 million in 2Q09, of which US$ 101 million generated a positive impact on the cash flow. The counterpart of this mark-to-market adjustment is an increase in the US dollar value of the BRL-denominated debt.
As nickel prices are moving upward, our positions with nickel derivatives produced a negative charge of US$ 107 million in 2Q09 against net earnings, contributing to reduce our cash flow by US$ 41 million.
Our derivative transactions related to bunker oil and freight costs, structured to minimize the volatility of the cost of maritime freight from Brazil to Asia, had a positive impact of US$ 47 million, of which US$ 6 million generated a positive cash effect.

[6]	From the beginning to the end of the 2Q09 period, the Brazilian real appreciated 18.6% against the US dollar.
2Q09

US GAAP
In this quarter we sold our remaining stake in Usiminas for US$ 273 million, adding US$ 153 million to our net earnings.
Equity income amounted to US$ 135 million, compared to US$ 72 million in 1Q09.
The non-consolidated affiliates in the ferrous minerals business contributed with 68.9% to the total, logistics 17.8%, coal 5.9%, steel 5,2%, and non-ferrous 2,2%.
In individual terms, the largest contributors to equity income were Samarco (US$ 90 million) and MRS (US$ 24 million).
• CASH GENERATION
Our cash generation, as measured by the adjusted EBITDA, reached US$ 1.725 billion in 2Q09, 24.4% lower than the US$ 2.281 billion for 1Q09. The reduction of US$ 556 million was chiefly caused by the drop of US$ 709 million in the operational profit.
We benefited from US$ 106 million of dividends distributed by affiliated non-consolidated companies, of which US$ 50 million were paid by Samarco, US$ 34 million by MRS, US$ 12 million by MRN, US$ 7 million by Usiminas and US$ 3 million by Log-In Logística.
As mentioned before, the change in iron ore and pellet prices relatively to non-ferrous minerals prices worked to produce a more balanced composition of the sources of operational cash flow, though still highly dominated by ferrous minerals. Its share dropped to 84.6% from 97.0% in 1Q09, while non-ferrous minerals increased to 23.9% from 6.8% in 1Q09.
Logistics services were responsible for 5.3% of the adjusted EBITDA. Other business and expenditures with R&D reduced it by 13.8%.
Table 5 — ADJUSTED EBITDA BY BUSINESS AREA

in US$ million	2Q08	1Q09	2Q09
Ferrous minerals	4,311	2,212	1,459
Non-ferrous minerals	1,919	155	413
Logistics	220	29	91
Coal	14	43	(7)
Others	(246)	(158)	(231)

Total	6,218	2,281	1,725

Table 6 — QUARTERLY ADJUSTED EBITDA

in US$ million	2Q08	1Q09	2Q09
Net operating revenues	10,600	5,324	4,948
COGS	(4,763)	(2,900)	(3,135)
SG&A	(344)	(233)	(230)
Research and development	(269)	(189)	(265)
Other operational expenses	11	(317)	(342)
Adjusted EBIT	5,235	1,685	976
Depreciation, amortization & exhaustion	760	559	643
Dividends received	223	37	106
Adjusted EBITDA	6,218	2,281	1,725
2Q09

US GAAP
• DEBT INDICATORS
As of June 30, 2009, our total debt was US$ 19.493 billion, with an average maturity of 8.63 years and an average cost of 5.54% per year.
Our net debt(c) on June 30, 2009 was US$ 8.301 billion, against US$ 6.200 billion on March 31, 2009.
As of June 30, 2009, our cash holdings amounted to US$ 11.192 billion, including US$ 3.0 billion invested in liquid low-risk fixed income securities with maturities ranging from 91 to 360 days and an average maturity of 178 days. The expected default frequency of our portfolio, according to Moody’s KMV methodology7, is less than 1%.
In this quarter, we paid the first installment of the minimum dividend for 2009, which totaled US$ 1.25 billion and had net disbursement of US$ 237 million related to asset acquisitions and divestitures.
In July 2009, we issued mandatorily convertible notes due in 2012, with interest at 6.75% per year. Total proceeds amounted to US$ 942 million. These hybrid securities are considered 100% equity and their issuance had no impact on our debt. For a description of the transaction please see box “Mandatorily convertible notes”, on page 25.
The mining industry is highly sensitive to economic cycles and is capital intensive. Given these two features, one of the focuses of Vale’s financial policy is to pursue low debt leverage during cyclical expansions, as in economic downturns the deceleration in cash flow naturally leads to higher leverage ratios. Our debt leverage, as measured by total debt/LTM adjusted EBITDA(d) ratio, went up to 1.5x on June 30, 2009 from 1.0x on March 31, 2009, but it is still a sound position.
The total debt/enterprise value(e) ratio was 19.9% on June 30, 2009, against 25.1% on March 31, 2009.
Interest coverage, measured by the LTM adjusted EBITDA/LTM interest payment(f) ratio, decreased to 10.8x from 14.0x on March 31, 2009.
Considering hedge positions, 41% of our total debt on June 30, 2009 was linked to floating interest rates and 59% to fixed interest rates, while 97% was denominated in US dollars and the remainder in other currencies.
Table 7 — DEBT INDICATORS

in US$ million	2Q08	1Q09	2Q09
Total debt	20,372	18,414	19,493
Net debt	18,218	6,200	8,301
Total debt / LTM adjusted EBITDA (x)	1.2	1.0	1.5
LTM adjusted EBITDA / LTM interest expenses (x)	13.04	13.96	10.83
Total debt / EV (%)	11.14	25.12	19.87
Enterprise Value (EV) = market capitalization + net debt

[7]
Expected default frequency (EDFTM) is a market-based credit measure developed by Moody ´s KMV. It measures the probability of default over the subsequent twelve-month period. Because it is based on observable information in equity markets, EDF provides a timely and objective assessment of credit risk, and it has shown a very good track record as a predictor of defaults.

2Q09

US GAAP
• INVESTMENTS
In 2Q09, Vale’s investment, excluding acquisitions, amounted to US$ 2.080 billion. We invested US$ 1.363 billion in the development of organic growth projects, US$ 254 million in research and development (R&D), and US$ 463 million in the maintenance of existing operations.
The capex in the first half of the year totaled US$ 3.794 billion. In addition to that, we spent US$ 1.45 billion in acquisitions of copper (US$ 65 million), coal (US$ 306 million) and potash (US$ 857 million) assets and paid US$ 216 million for the second installment of a 30-year contract signed in 2007 to exploit a 720 km stretch of the Norte-Sul railroad (FNS). This was paid to the Brazilian government against the delivery of 213.2 km of newly constructed rail tracks. A final installment is due to be paid at the time of the completion of the last part of the railroad, expected to occur in April, 2010.
On the other hand, we sold all of our remaining stake in Usiminas for R$ 595 million, equivalent to US$ 273 million, in April 2009.
On July 22, we signed a memorandum of understanding with ThyssenKrupp to increase our stake in Thyssenkrupp CSA (CSA) to 26.9% from 10%, through a capital infusion of EUR$ 965 million. CSA is building a slab plant in Brazil, with a nominal capacity to produce 5 million metric tons per year expected to come on stream in 1H10. Jointly with the steelmaking facilities, the project comprises a power plant and a maritime terminal.
Vale is the sole and exclusive supplier of iron ore and pellets to CSA under a 30-year contract.
This investment is in line with our initiatives to expand the Brazilian iron ore market through the attraction of new export oriented steel projects and it is not included in the US$ 9.0 billion capex budget for 2009.
R&D investments comprised US$ 149 million spent in the mineral exploration program, US$ 100 million in conceptual, pre-feasibility and feasibility studies for projects, and US$ 4 million to develop new processes, technological innovations and adaptation of technologies.
Investments in the non-ferrous minerals business were US$ 694 million due to the various projects under development — Onça Puma, Goro, Salobo, Tres Valles, Bayóvar. US$ 420 million was spent in the ferrous minerals business, US$ 585 million in logistics — of which US$ 98 million was invested in the acquisition of second-hand ships — US$ 155 million in power generation, US$ 137 million in coal — as we are developing Moatize and Carborough Downs —, US$ 50 million in steel projects and US$ 38 million in corporate activities and other business segments.
Table 8 — TOTAL INVESTMENT BY CATEGORY

US$ million	2Q08%		1Q09%		2Q09%
Organic growth	1,788	77.3	1,303	76.0	1,617	77.7
Projects	1,521	65.8	1,121	65.4	1,363	65.5
R&D	267	11.5	182	10.6	254	12.2
Stay-in-business	524	22.7	411	24.0	463	22.3

Total	2,312	100.0	1,714	100.0	2,080	100.0

2Q09

US GAAP
Table 9 — TOTAL INVESTMENT BY BUSINESS AREA

US$ million	2Q08%		1Q09%		2Q09%
Ferrous minerals	500	21.6	360	21.0	420	20.2
Non-ferrous minerals	1,181	51.1	726	42.4	695	33.4
Logistics	397	17.2	317	18.5	585	28.1
Coal	61	2.6	88	5.1	137	6.6
Power generation	81	3.5	87	5.1	155	7.4
Steel	14	0.6	64	3.7	50	2.4
Others	78	3.4	72	4.2	38	1.8

Total	2,312	100.0	1,714	100.0	2,080	100.0

• Description of the main projects

		Budget
		US$ million
Business	Project	2009	Total	Status
	Carajás 130 Mtpy	455	2,478	This project will add 30 Mtpy to current capacity. It comprises investments in the installation of a new plant, composed of primary crushing, processing and classification units and significant investments in logistics. The purchase of equipment and work on the fourth car dumper and stockyards is already under way. Start-up planned for 1H12, depending on concession of environmental licenses.

	Carajás - additional 10 Mtpy	85	290	This project will add 10 Mtpy of iron ore to the current capacity. It involves investment in the overhauling of a dry plant and the acquisition of a new one. Start-up expected for 1H10.

	Carajás Serra Sul (mine S11D)	233	11,297	Located in the Southern range of Carajás, in the Brazilian state of Pará, this project will have a capacity of 90 Mtpy. Completion is scheduled for 1H13 subject to obtaining the environment licenses. The project is still subject to approval by the Board of Directors.

Ferrous Minerals/ Logistics
	Apolo	9	2,509	Project in the Southeastern System with a production capacity of 24 Mtpy of iron ore. Start-up expected for 1H13, subject to market conditions. The project is still subject to approval by the Board of Directors.

	Southeastern Corridor	107	553	Expansion of the Vitória a Minas Railroad (EFVM) and the port of Tubarão. Conclusion planned for 2H09.

	Tubarão VIII	230	636	Pelletizing plant to be built at the port of Tubarão, in the Brazilian state of Espírito Santo, with a 7.5 Mtpy capacity. Completion originally scheduled for 1H11, subject to market conditions.

	Oman	353	1,356	Project for the construction of a pelletizing plant in the Sohar industrial district, Oman, in the Middle East, for the production of 9 Mtpy of direct reduction pellets and a distribution center with capacity to handle 40 Mtpy. Start up planned for 2H10.

2Q09

US GAAP

		Budget
		US$ million
Business	Project	2009	Total	Status
	Onça Puma	435	2,297	The project will have a nominal production capacity of 58,000 metric tons per year of nickel in ferronickel form, its final product. First line is expected to be commissioned in June 2010. Start-up will depend on market conditions.
Non-Ferrous Minerals

	Goro	520	4,083	The project will have a nominal production capacity of 60,000 metric tons per year of nickel oxide sinter and 4,600 metric tons of cobalt. First autoclave is scheduled to be turned on in 3Q09. Ramp-up is originally planned to take place over three years to minimize operational risks.

	Totten	51	362	Mine in Sudbury, Canada, aiming to produce 8,200 tpy of nickel, copper and precious metals as by-products. Project being implemented and conclusion planned for 1H11, subject to market conditions.

	Salobo	375	1,152	The project will have a production capacity of 127,000 metric tons of copper in concentrate. Project implementation under way and civil engineering work has started. Conclusion of work scheduled for 1H11, subject to market conditions.

	Salobo expansion	6	855	The project will expand the Salobo mine annual production capacity from 127.000 to 254,000 metric tons of copper in concentrate. Conclusion is estimated for 2H13, subject to market conditions.

	Tres Valles	56	102	Located in the Coquimbo region in Chile, with an annual production capacity of 18,000 metric tons of copper cathode. Conclusion expected for 1H10.

	Bayóvar	308	479	Open pit mine in Peru with nominal capacity of 3.9 million metric tons per year of phosphate concentrate. Main implementation license obtained. Project under implementation with conclusion scheduled for 2H10.

	CAP	36	2,200	The new alumina refinery will be located in Barcarena, in the Brazilian state of Pará. The plant will have a production capacity of 1.86 Mtpy of alumina, with potential for a future expansion to produce up to 7.4 mtpy. Completion is expected in 2H12.

	Paragominas III	12	487	The third phase, Paragominas III, will add 4.95 Mtpy of bauxite to existing capacity and completion is scheduled for 2H12.

	Carborough Downs	122	330	Expansion of the Carborough Downs underground coal mine in Central Queensland, Australia. This project includes the installation of a longwall and the duplication of the coal handling and preparation plant (CHPP) to be concluded in 2H09. It will allow the mine to achieve 4.4 Mtpy capacity in 2011.
Coal

	Moatize	319	1,322	This project is located in Mozambique and will have a production capacity of 11 Mtpy, of which 8.5 Mtpy of metallurgic coal and 2.5 Mtpy of thermal coal. Completion is currently scheduled for 2H10.

	Karebbe	83	410	Karebbe hydroelectric power plant in Sulawesi, Indonesia, aims to supply 90MW for the Indonesian operations, targeting production cost reduction by substitution of oil as fuel. Work started and main equipment purchased. Scheduled to start up in 1H11.
Energy

	Estreito	166	514	Hydroelectric power plant on the Tocantins river, between the states of Maranhão and Tocantins, Brazil, has already obtained the implementation license, and is being built. Vale has a 30% share in the consortium that will build and operate the plant, which will have a capacity of 1,087 MW. Start-up is planned for 2H10.
• PERFORMANCE OF THE BUSINESS SEGMENTS
• Ferrous minerals
In 2Q09, shipments of iron ore and pellets totaled 53.821 million metric tons, 3.3% above 1Q09. Sales volumes of iron ore amounted to 50.668 million, 1.7% higher, while pellets accounted for 3.153 million metric tons — 38.8% up against 1Q09.
2Q09

US GAAP
We have been successfully exploiting the upward trend in Chinese iron ore imports. Our shipments to China reached another all-time high quarterly figure, totaling 35.611 million metric tons, representing 66.2% of total shipments, compared to 8.2% for Brazil, 6.3% for Japan, and 4.2% for South Korea.
Shipments to Europe remained around 5 million metric tons only, against 18.9 million metric tons in 2Q08. The European carbon steel industry has been running with an average rate of capacity utilization of 50% and only very recently has begun to show signs of the end of a de-stocking phase.
Our sales to the Brazilian market reached 4.4 million metric tons, increasing 26.1% on a quarter-on-quarter basis. It is still a small volume compared to the past, but it is already reflecting an improvement in demand conditions.
Revenues generated on the sale of iron ore amounted to US$ 2.423 billion, presenting a 22.6% drop over 1Q09. Average sales prices decreased 23.8%, to US$ 47.82 per metric ton from US$ 62.79 in the previous quarter.
Pellets sales generated revenues of US$ 176 million, from US$ 269 million in 1Q09. Average sales prices declined 52.9%, to US$ 55.82 per metric ton, from US$ 118.45.
As explained before, we have accrued in our 2Q09 revenues the full impact of the changes in the benchmark prices for iron ore and pellets for 2009, regardless of the status of the negotiation with each client.
In this respect, in 2Q09 there was a retroactive adjustment relating to 1Q09 sales made under provisional prices which totaled US$ 166 million, being US$ 112 million from iron ore sales and US$ 54 million from pellets sales.
Excluding the retroactive adjustments, average sales price for iron ore in 2Q09 is US$ 50.03 per metric ton and for pellets US$ 72.95.
It is important to notice that reported revenues are net of the costs of maritime freight, implying that prices of C&F sales are comparable to average FOB prices. This quarter, we sold 25.4 million metric tons of iron ore and pellets on a C&F basis.
Volumes of manganese ore sold in 2Q09 reached 297,000 metric tons, 395% higher than 1Q09, which amounted to 60,000 — after adjustments made in 2Q09, reflecting some improvement in demand from the steel industry. Sales of ferroalloy amounted to 71,000 metric tons, 34.0% higher than in 1Q09, when 53,000 metric tons were sold.
Revenues from the sale of manganese ore totaled US$ 43 million, almost three times the value generated in 1Q09, of US$ 15 million. Average sales price reached US$ 144.78 per metric ton, 42.1% below 1Q09 realized price.
Ferroalloy sales produced revenues of US$ 69 million, against US$ 77 million, with average prices declining to US$ 971.83 from US$ 1,452.83 per metric ton in 1Q09.
The sales of ferrous minerals products — iron ore, pellets, manganese, ferroalloys and pig iron - produced a total revenue of US$ 2.716 billion in 2Q09, vis-à-vis US$ 3.505 billion in 1Q09.
The adjusted EBIT margin for the ferrous minerals business in 2Q09 was 39.8%, against 56.5% in 1Q09. The drop was mainly determined by the impact of lower benchmark prices for iron ore and pellets, contemporaneous and retroactive, in addition to the effect of exchange rate variation in costs. If we reallocate the retroactive price adjustment accordingly, EBIT margin would be 43.3% in 2Q09, against 54.4% in 1Q09.
2Q09

US GAAP
Adjusted EBITDA for the ferrous minerals business totaled US$ 1.459 billion, against US$ 2.212 billion in 1Q09.
The decline of US$ 753 million in 2Q09 vis-à-vis 1Q09 was due to lower prices, which negatively impacted EBITDA by US$ 1.037 billion, and the effect of exchange rate variation in our COGS, of US$ 91 million. Higher volumes (US$ 177 million), lower SG&A (US$ 104 million), inputs price reduction (US$ 30 million) and the increase in dividends received from affiliated companies (US$ 64 million) contributed positively to partially cushion the negative effects.
Table 10 — IRON ORE AND PELLET SALES BY REGION

‘000 metric tons	2Q08%		1Q09%		2Q09%
Americas	19,229	24.4	3,752	7.2	5,094	9.5
Brazil	15,603	19.8	3,485	6.7	4,393	8.2
Steel mills and pig iron producers	12,149	15.4	3,485	6.7	4,393	8.2
JVs pellets	3,454	4.4	—	—	—	—
USA	768	1.0	—	—	77	0.1
Others	2,858	3.6	267	0.5	624	1.2
Asia	37,522	47.6	42,772	82.1	42,561	79.1
China	25,061	31.8	34,631	66.5	35,611	66.2
Japan	8,282	10.5	4,247	8.2	3,372	6.3
South Korea	3,274	4.2	3,192	6.1	2,269	4.2
Others	905	1.1	702	1.3	1,309	2.4
Europe	18,904	24.0	5,000	9.6	4,738	8.8
Germany	5,168	6.6	1,748	3.4	1,396	2.6
United Kingdom	2,133	2.7	1,521	2.9	1,261	2.3
France	2,515	3.2	296	0.6	490	0.9
Belgium	2,086	2.6	44	0.1	—	—
Italy	2,310	2.9	658	1.3	595	1.1
Others	4,692	5.9	733	1.4	996	1.9
Rest of the World	3,203	4.1	576	1.1	1,428	2.7

Total	78,858	100.0	52,100	100.0	53,821	100.0

Table 11 — OPERATING REVENUE BY PRODUCT

in US$ million	2Q08	1Q09	2Q09
Iron ore	4,947	3,129	2,423
Pellet plant operation services	15	4	3
Pellets	1,168	269	176
Manganese ore	83	15	43
Ferroalloys	346	77	69
Others	93	11	2

Total	6,652	3,505	2,716

Table 12 — AVERAGE SALE PRICE

in US$/metric ton	2Q08	1Q09	2Q09
Iron ore	69.80	62.79	47.82
Pellets	146.33	118.45	55.82
Manganese ore	275.75	250.00	144.78
Ferroalloys	2,768.00	1,452.83	971.83
Table 13 — VOLUMES SOLD

in ‘000 metric tons	2Q08	1Q09	2Q09
Iron ore	70,876	49,829	50,668
Pellets	7,982	2,271	3,153
Manganese ore	301	60	297
Ferroalloys	125	53	71
2Q09

US GAAP
Table 14 — SELECTED FINANCIAL INDICATORS

	2Q08	1Q09	2Q09
Adjusted EBIT margin (%)	59.3	56.5	39.8
Adjusted EBITDA (US$ million)	4,311	2,212	1,459
• Non-ferrous minerals
Total revenues from the sales of non-ferrous minerals reached US$ 1.909 billion, US$ 394 million higher than in 1Q09. Their increase was mostly influenced by higher nickel prices (US$ 158 million) and shipments (US$ 119 million), and higher copper prices (US$ 84 million).
Sales of nickel generated revenues of US$ 916 million, against US$ 639 million in 1Q09. The rise of 22.7% in nickel sales prices, to US$ 13,224 per metric ton from US$ 10,777 in the previous quarter, contributed to 57.0% of the US$ 277 million increase in revenues while higher sales volumes accounted for 43.0%.
Our total shipments of finished nickel reached 69,000 metric tons in 2Q09, increasing by 16.8% against 1Q09, with sales to Asia representing 70.9% of the increase.
Revenues from sales of bauxite, alumina and aluminum amounted to US$ 468 million, compared to US$ 441 million in 1Q09. The increase was determined by higher shipments (81.5%) and average prices (18.5%).
The average sales price of aluminum was US$ 1,451.61 per metric ton in 2Q09 against US$ 1,519.69 in 1Q09, while the price of alumina, which is mostly indexed to the metal price, presented a slight change to US$ 196.01 per metric ton from US$ 194.91 in 1Q09.
In 2Q09, we sold 124,000 metric tons — vs. 127,000 in 1Q09 — of aluminum, and 1.403 million metric tons — vs. 1.257 million in 1Q09 — of alumina.
Since April 1, 2009, Valesul has ceased its aluminum smelting operations, becoming a small producer of billets for extrusion using purchased primary ingots and scrap metal as its main raw materials.
Sales of copper amounted to US$ 271 million, compared with US$ 236 million in 1Q09. Higher average prices more than offset the lower shipments. The average sales price was US$ 5,051.54 per metric ton in 2Q09, well above the US$ 3,566.36 for 1Q09.
Copper shipments during this quarter reached 54,000 metric tons, 18.2% lower than the volume shipped in 1Q09, mainly due to the smaller output of copper in 2Q09, 61,200 metric tons against 73,300 in the previous quarter, due to the smaller production in Sudbury, where operations were shutdown as from June 1.
PGMs reached revenues of US$ 54 million, similar to the level of the previous quarter. Despite the contraction of the global automobile industry — autocatalyst converters account for 50% of the consumption of platinum — average sales prices for platinum remained constant, at US$ 1,028.53 per oz, due to a relatively strong demand for jewelry in emerging market economies and the significant expansion of Chinese auto production.
Revenues from cobalt totaled US$ 12 million, with a reduction of 7.7% compared to the last quarter, at US$ 13 million. Average sales prices declined further, to US$ 7.99 per lb from US$ 9.27 in 1Q09, as the demand for superalloys remained subdued.
2Q09

US GAAP
Potash revenues increased by 86.2%, on a quarter-over-quarter basis, reaching US$ 121 million in 2Q09, driven by higher shipments. Volumes sold increased to 192,000 metric tons, compared to 105,000 in 1Q09, influenced by the seasonally higher demand in Brazil. The average sale price of US$ 630.21 per metric ton in 2Q09, was in line with 1Q09, at US$ 619.05.
In 2Q09, kaolin revenues amounted to US$ 42 million, against US$ 39 million in the previous quarter, due to higher shipments to Asia.
The adjusted EBIT margin for non-ferrous minerals improved in 2Q09, reaching 0.2% after two quarters in a row of negative margins, minus 23.5% and 17.2% in 4Q08 and 1Q09, respectively. The weight of the poor performance of the aluminum business counterbalanced the effect of the improvement in profitability of the nickel, copper and potash businesses.
Adjusted EBITDA for non-ferrous minerals totaled US$ 413 million in 2Q09 versus US$ 155 million in 1Q09.
Table 15 — OPERATING REVENUE BY PRODUCT

in US$ million	2Q08	1Q09	2Q09
Nickel	1,870	639	916
Copper	621	236	271
Kaolin	54	39	42
Potash	105	65	121
PGMs	116	53	54
Precious metals	28	29	26
Cobalt	57	13	12
Aluminum	395	194	193
Alumina	329	245	275
Bauxite	4	2	—

Total	3,579	1,515	1,909

Table 16 — AVERAGE SALE PRICE

in US$/metric ton	2Q08	1Q09	2Q09
Nickel	26,992.70	10,776.51	13,223.86
Copper	8,483.61	3,566.36	5,051.54
Kaolin	189.47	217.88	217.62
Potash	580.11	619.05	630.21
Platinum (US$/oz)	2,036.90	1,020.56	1,028.53
Cobalt (US$/lb)	38.88	9.27	7.99
Aluminum	3,126.98	1,519.69	1,451.61
Alumina	382.11	194.91	196.01
Bauxite	38.46	40.82	—
Table 17 — VOLUMES SOLD

in ‘000 metric tons	2Q08	1Q09	2Q09
Nickel	69	59	69
Copper	73	66	54
Kaolin	285	179	193
Potash	181	105	192
Precious metals (oz)	597	710	522
PGMs (oz)	102	92	97
Cobalt (metric tons)	665	636	681
Aluminum	126	127	124
Alumina	861	1,257	1,403
Bauxite	104	49	—
Table 18 — SELECTED FINANCIAL INDICATORS

	2Q08	1Q09	2Q09
Adjusted EBIT margin (%)	36.0	-17.2	0.2
Adjusted EBITDA (US$ million)	1,919	155	413
2Q09

US GAAP
• Coal
Revenues from coal reached US$ 96 million in 2Q09, of which US$ 50 million from thermal coal and US$ 46 million from sales of metallurgical coal, compared to total revenues of US$ 134 million in 1Q09.
In 2Q09 our total shipments reached 1.117 million metric tons, showing a 14.4% increase vis-à-vis the last quarter, at 976,000 metric tons. We sold 425,000 metric tons of metallurgical coal — vs. 546,000 in 1Q09 — and 692,000 metric tons of thermal coal — vs. 430,000 in 1Q09.
On March 31, 2009, Vale concluded the acquisition of thermal coal assets in Colombia and the figures related to this operation are already consolidated in the 2Q09 results.
In the short-term, the Colombian operations faced several problems that led to a very poor financial performance. On the demand side, the Atlantic market for thermal coal was oversupplied, which restricted sales to minimum, thus leading to inventory building. On the operating side, we faced problems with service suppliers and cost of logistics.
However, demand conditions are slowly improving and the operating problems are being solved. For instance, from August onwards the El Hatillo thermal coal mine sales start to be transported to the port by rail, instead of trucks, which will mean a significant cost reduction.
The average sale price of metallurgical coal in 2Q09 was US$ 108.64 per metric ton, with a 40.3% quarter-on-quarter drop. This was explained by the decline in both spot and contract prices for 2009. Contract prices suffered an average reduction of 60%.
The average sale price of thermal coal was US$ 71.83 per metric ton, 10.7% lower than in the 1Q09, due to lower spot prices.
The adjusted EBIT margin for coal was minus 31.3% in 2Q09, against 20.1% in 1Q09.
Adjusted EBITDA for coal operations totaled minus US$ 7 million in 2Q09 versus positive US$ 43 million in 1Q09.
Table 19 — OPERATING REVENUE BY PRODUCT

in US$ million	2Q08	1Q09	2Q09
Thermal coal	18	35	50
Metallurgical coal	85	99	46

Total	103	134	96

Table 20 — AVERAGE SALE PRICE

in US$/metric ton	2Q08	1Q09	2Q09
Thermal coal	79.19	80.41	71.83
Metallurgical coal	124.49	182.01	108.64
Table 21 — VOLUMES SOLD

in ‘000 metric tons	2Q08	1Q09	2Q09
Thermal coal	231	430	692
Metallurgical coal	680	546	425
Table 22 — SELECTED FINANCIAL INDICATORS

in ‘000 metric tons	2Q08	1Q09	2Q09
Adjusted EBIT margin (%)	0.0	20.1	-31.3
Adjusted EBITDA (US$ million)	14	43	(7)
2Q09

US GAAP
• Logistics services
Logistics services generated revenues of US$ 280 million in 2Q09, against US$ 199 million in 1Q09 and US$ 463 million in 2Q08.
Most of the logistics services are priced in BRL. As it has appreciated against the USD in 2Q09, there was an additional revenue of US$ 20 million arising from the currency price change.
Higher average prices due to the change in the product mix carried in 2Q09 were responsible for 53.8% of the qoq increment in revenue, while the increase in general cargo was responsible for 46.2%.
Rail transportation of general cargo produced revenues of US$ 223 million and port services US$ 57 million.
Vale railroads — Carajás (EFC), Vitória a Minas (EFVM), Norte-Sul (FNS) and Centro-Atlântica (FCA) — transported 6.207 billion ntk of general cargo for clients in 2Q09, increasing 22.9% compared to 1Q09 levels.
The increase in volumes of general cargo is partially explained by the seasonality in Brazilian agricultural production, increasing the demand for logistics services during the second and third quarters of each year. Volumes of agricultural products transported by our railroads grew 53.5% qoq and 12.9% yoy.
The main cargoes carried by our railroads in 2Q09 were agricultural products (57.3%), steel industry inputs and products (24.6%), fuels (6.1%), building materials and forestry products (4.6%), and others (7.4%).
Our ports and maritime terminals handled 5.238 million metric tons of general cargo, against 3.929 million metric tons in the previous quarter, as a result of higher seasonal demand to handle agricultural products mainly in the North region of Brazil.
In 2Q09, there was a swing in adjusted EBIT margin, climbing to 15.3%, from minus 8.2% in 1Q09.
Adjusted EBITDA reached US$ 91 million, compared to US$ 29 million in 1Q09. The increase of US$ 62 million relative to 1Q09 was mainly a result of cost savings (US$ 27 million), higher average sales prices (US$ 26 million) and higher transported volume (US$ 16 million).
Table 23 — OPERATING REVENUE BY PRODUCT

in US$ million	2Q08	1Q09	2Q09
Railroads	382	157	223
Ports	81	42	57

Total	463	199	280

Table 24 — LOGISTICS SERVICES

	2Q08	1Q09	2Q09
Railroads (million ntk)	7,211	5,049	6,207
Table 25 — SELECTED FINANCIAL INDICATORS

	2Q08	1Q09	2Q09
Adjusted EBIT margin (%)	22.2	-8.2	15.3
Adjusted EBITDA (US$ million)	220	29	91
2Q09

US GAAP
• FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES
For selected financial indicators of the main companies not consolidated, see our quarterly financial statements on www.vale.com/ Investors/ Financial Performance / SEC Reports.
• CONFERENCE CALL AND WEBCAST
Vale will hold a conference call and webcast on July 30, at 11:00 am Rio de Janeiro time, 10:00 am US Eastern Standard Time, 3:00 pm UK time and 4:00 pm Paris time. To connect the webcast, please dial:
Participants from Brazil: (55 11) 4688-6318
Participants from USA: (1-800) 860-2442
Participants from other countries: (1-412) 858-4600
Access code: VALE
Instructions for participation will be available on the website www.vale.com/ Investors. A recording will be available on Vale’s website for 90 days from July 30, 2009.
2Q09

US GAAP
• BOX — MANDATORILY CONVERTIBLE NOTES
On July 7, 2009, we issued two series of mandatorily convertible notes, VALE-2012 and VALE.P-2012, due in 2012, raising US$ 942 million. This transaction had exactly the same characteristics as the one made in July 2007, when we raised US$ 1.88 billion through the issuance of two series of mandatorily convertible notes due in 2010.
Both issues of mandatorily convertible notes — 2007 and 2009 — were classified by our independent auditors and credit rating agencies as 100% equity and, consequently, had no impact on our debt and/or debt leverage.
The US$ 292,445,150 notes due 2012, Series VALE-2012, will bear interest at 6.75% per year.  At their maturity on June 15, 2012, they will be mandatorily converted into ADRs, each representing one common share of Vale.  Additional remuneration will be payable based on the net amount of cash distributions paid to ADR holders.
The US$ 649,213,250 notes due 2012, Series VALE.P-2012, will also bear interest at 6.75% per year.  At their maturity on June 15, 2012, they will be mandatorily converted into ADRs, each representing one preferred class A share of Vale.  Additional remuneration will be payable based on the net amount of cash distributions paid to ADR holders.
The ADRs into which the Series VALE-2012 Notes and the Series VALE.P-2012 Notes are convertible will represent up to an aggregate of 18,415,859 common shares and 47,284,800 preferred class A shares of Vale, all of which Vale currently holds in treasury.
Given our expectations of stronger fundamentals of minerals and metals markets for the following years, along with our low-cost structure, financial strength and world-class assets, we believe that it was a very attractive transaction for both Vale and investors.
Due to the conversion premium of 17.5%, Vale retains some upside on future appreciation of its share price. If at the maturity date prices are higher than the initial price, Vale will deliver less than 100% of the underlying shares up to a limit of 85%. This limit is reached if prices at the maturity date are equal to 1.175 times the initial price or higher than that. As a result, the issuer could end up paying a lower cost than the coupon rate plus the additional remuneration.
If the share price at the maturity date is higher than the initial price but lower than 1.175 times the initial price, the investor will receive 100% of the principal invested. The investor will enjoy all the marginal upside arising from share prices at the maturity date being higher than 1.175 times the initial price.
On the other hand, the investor earns interest payments and the additional remuneration in exchange for bearing the risk of loss of principal, which will materialize if the share price is lower than the initial price at the maturity date.
For further details about the mandatorily convertible notes, please see the Final Prospectus available in our website: www.vale.com / Investors / Equity and Debt / Hybrid Securities.
2Q09

US GAAP
• ANNEX 1 — FINANCIAL STATEMENTS
Table 26 — INCOME STATEMENTS

in US$ million	2Q08	1Q09	2Q09
Gross operating revenues	10,897	5,421	5,084
Taxes	(297)	(97)	(136)
Net operating revenue	10,600	5,324	4,948
Cost of goods sold	(4,763)	(2,900)	(3,135)
Gross profit	5,837	2,424	1,813
Gross margin (%)	55.1	45.5	36.6
Selling, general and administrative expenses	(344)	(233)	(230)
Research and development expenses	(269)	(189)	(265)
Others	11	(317)	(342)
Operating profit	5,235	1,685	976
Financial revenues	23	125	93
Financial expenses	(349)	(287)	(293)
Gains (losses) on derivatives, net	655	18	873
Monetary variation	838	16	523
Gains on sale of affiliates	—	—	157
Tax and social contribution (Current)	(1,173)	(477)	(1,494)
Tax and social contribution (Deferred)	(333)	171	(130)
Equity income and provision for losses	260	72	135
Minority shareholding participation	(147)	40	(50)
Net earnings	5,009	1,363	790
Earnings per share (US$)	1.04	0.26	0.15
Diluted earnings per share (US$)	1.02	0.26	0.15
Table 27 — FINANCIAL RESULT

in US$ million	2Q08	1Q09	2Q09
Gross interest	(254)	(239)	(213)
Debt with third parties	(252)	(236)	(212)
Debt with related parties	(2)	(3)	(1)
Tax and labour contingencies	(8)	(16)	(14)
Others	(87)	(32)	(66)
Financial expenses	(349)	(287)	(293)
Financial income	23	125	93
Derivatives	655	18	873
Foreign exchange and monetary gain (losses), net	838	16	523
Financial result, net	1,167	(128)	1,196
Table 28 — EQUITY INCOME BY BUSINESS SEGMENT

in US$ million	2Q08%		1Q09%		2Q09%
Ferrous minerals	236	90.8	51	70.8	93	68.9
Non-ferrous minerals	8	3.1	—	—	3	2.2
Logistics	(41)	-15.8	21	29.2	24	17.8
Coal	20	7.7	11	15.3	8	5.9
Steel	32	12.3	(11)	-15.3	7	5.2
Others	5	1.9	—	—	—	—

Total	260	100.0	72	100.0	135	100.0

2Q09

US GAAP
Table 29 — BALANCE SHEET

in US$ million	06/30/08	03/31/09	06/30/09
Assets
Current	13,791	22,033	20,528
Long-term	9,035	5,189	6,264
Fixed	63,106	54,508	62,264
Total	85,932	81,730	89,056
Liabilities
Current	8,595	6,924	5,788
Long term	35,632	28,894	30,914
Shareholders’ equity	41,705	45,912	52,354
Paid-up capital	12,804	24,231	24,231
Reserves	27,032	17,727	23,777
Non controlling interest	0	2,085	2,477
Mandatory convertible notes	1,869	1,869	1,869

Total	85,932	81,730	89,056

2Q09

US GAAP
Table 30 — CASH FLOW

	in US$ million
	2Q08	1Q09	2Q09
Cash flows from operating activities:
Net income	5,156	1,323	840
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	760	559	643
Dividends received	223	37	106
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(260)	(72)	(135)
Deferred income taxes	333	(171)	130
Loss on sale of property, plant and equipment	86	41	46
Gain on sale of investment	—	—	(157)
Foreign exchange and monetary losses	(1,300)	(57)	(817)
Net unrealized derivative losses	(655)	(18)	(873)
Net interest payable	(45)	3	(54)
Others	(3)	(16)	(18)
Decrease (increase) in assets:
Accounts receivable	(802)	391	271
Inventories	(283)	119	98
Recoverable taxes	32	(104)	1,275
Others	47	(77)	(8)
Increase (decrease) in liabilities:
Suppliers	320	(103)	(227)
Payroll and related charges	177	(139)	62
Income tax	750	216	(276)
Others	(455)	233	160
Net cash provided by operating activities	4,081	2,165	1,066
Cash flows from investing activities:
Short term investments	—	(909)	217
Loans and advances receivable	(33)	(12)	(52)
Guarantees and deposits	(2)	(19)	(34)
Additions to investments	(11)	(138)	(291)
Additions to property, plant and equipment	(2,105)	(1,688)	(2,008)
Proceeds from disposals of investment	—	—	277
Net cash used to acquire subsidiaries	—	(850)	(300)
Net cash used in investing activities	(2,151)	(3,616)	(2,191)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	(240)	29	9
Loans	1	(68)	(155)
Long-term debt	236	185	296
Repayment of long-term debt	(647)	(110)	(52)
Treasury stock	—	(10)	—
Interest attributed to shareholders	(1,250)	—	(1,255)
Dividends to minority interest	(87)	—	—
Net cash used in financing activities	(1,987)	26	(1,157)
Increase (decrease) in cash and cash equivalents	(57)	(1,425)	(2,282)
Effect of exchange rate changes on cash and cash equivalents	(53)	91	1,477
Cash and cash equivalents, beginning of period	2,264	10,331	8,997
Cash and cash equivalents, end of period	2,154	8,997	8,192
Cash paid during the period for:
Interest on short-term debt	(5)	—	—
Interest on long-term debt	(357)	(277)	(311)
Income tax	(320)	(143)	(85)
Non-cash transactions
Interest capitalized	14	65	50
2Q09

US GAAP
• ANNEX 2 — VOLUMES SOLD, PRICES, MARGINS AND CASH FLOWS
Table 31 — VOLUMES SOLD: MINERALS AND METALS

in ‘000 metric tons	2Q08	1Q09	2Q09
Iron ore	70,876	49,829	50,668
Pellets	7,982	2,271	3,153
Manganese ore	301	60	297
Ferroalloys	125	53	71
Nickel	69	59	69
Copper	73	66	54
Kaolin	285	179	193
Potash	181	105	192
Precious metals (oz)	597	710	522
PGMs (oz)	102	92	97
Cobalt (metric ton)	665	636	681
Aluminum	126	127	124
Alumina	861	1,257	1,403
Bauxite	104	49	0
Thermal coal	231	430	692
Metallurgical coal	680	546	425
Railroads (million ntk)	7,211	5,049	6,207
Table 32 — AVERAGE SALE PRICE

in US$/metric ton	2Q08	1Q09	2Q09
Iron ore	69.80	62.79	47.82
Pellets	146.33	118.45	55.82
Manganese ore	275.75	250.00	144.78
Ferroalloys	2,768.00	1,452.83	971.83
Nickel	26,992.70	10,776.51	13,223.86
Copper	8,483.61	3,566.36	5,051.54
Kaolin	189.47	217.88	217.62
Potash	580.11	619.05	630.21
Platinum (US$/oz)	2,036.90	1,020.56	1,028.53
Cobalt (US$/lb)	38.88	9.27	7.99
Aluminum	3,126.98	1,519.69	1,451.61
Alumina	382.11	194.91	196.01
Bauxite	38.46	40.82	—
Thermal coal	79.19	80.41	71.83
Metallurgical coal	124.49	182.01	108.64
Table 33 — ADJUSTED EBIT MARGIN BY BUSINESS SEGMENT

	2Q08	1Q09	2Q09
Ferrous minerals	59.3%	56.5%	39.8%
Non-ferrous minerals	36.0%	-17.2%	0.2%
Logistics	22.2%	-8.2%	15.3%
Coal	0.0%	20.1%	-31.3%

Total	49.4%	31.6%	19.7%

Table 34 — ADJUSTED EBITDA BY BUSINESS SEGMENT

in US$ million	2Q08	1Q09	2Q09
Ferrous minerals	4,311	2,212	1,459
Non-ferrous minerals	1,919	155	413
Logistics	220	29	91
Coal	14	43	(7)
Others	(246)	(158)	(231)

Total	6,218	2,281	1,725

2Q09

US GAAP
• ANNEX 3 — RECONCILIATION OF US GAAP and “NON-GAAP” INFORMATION
(a) Adjusted EBIT
Table 35 — Adjusted EBIT

in US$ million	2Q08	1Q09	2Q09
Net operating revenues	10,600	5,324	4,948
COGS	(4,763)	(2,900)	(3,135)
SG&A	(344)	(233)	(230)
Research and development	(269)	(189)	(265)
Other operational expenses	11	(317)	(342)
Adjusted EBIT	5,235	1,685	976
(b) Adjusted EBITDA
EBITDA defines profit or loss before interest, tax, depreciation and amortization. Vale uses the term adjusted EBITDA to reflect exclusion, also, of: monetary variations; equity income from the profit or loss of affiliated companies and joint ventures, less the dividends received from them; provisions for losses on investments; adjustments for changes in accounting practices; minority interests; and non-recurrent expenses. However our adjusted EBITDA is not the measure defined as EBITDA under US GAAP, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with GAAP. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position:
Table 36 — Adjusted EBITDA

RECONCILIATION BETWEEN ADJUSTED EBITDA AND OPERATIONAL CASH FLOW

in US$ million	2Q08	1Q09	2Q09
Operational cash flow	4,081	2,165	1,066
Income tax	1,173	477	1,494
FX and monetary losses	462	41	294
Financial expenses	(284)	141	(619)
Net working capital	214	(536)	(1,355)
Other	572	(7)	845
Adjusted EBITDA	6,218	2,281	1,725
(c) Net debt
Table 37 — Net debt

RECONCILIATION BETWEEN GROSS DEBT AND NET DEBT

in US$ million	2Q08	1Q09	2Q09
Total debt	20,372	18,414	19,493
Cash and cash equivalents	2,154	12,214	11,192
Net debt	18,218	6,200	8,301
2Q09

US GAAP
(d) Total debt / LTM adjusted EBITDA
Table 38 — Total debt / Adjusted LTM EBITDA

	2Q08	1Q09	2Q09
Total debt / LTM adjusted EBITDA (x)	1.2	1.0	1.5
Total debt / LTM operational cash flow (x)	1.9	1.0	1.3
(e) Total debt / Enterprise value
Table 39 — Total debt / Enterprise value

	2Q08	1Q09	2Q09
Total debt / EV (%)	11.14	25.12	19.87
Total debt / total assets (%)	23.71	22.53	21.89
Enterprise value = Market capitalization + Net debt
(f) LTM EBITDA adjusted / LTM interest payments
Table 40 — LTM EBITDA adjusted / LTM interest payments

	2Q08	1Q09	2Q09
LTM adjusted EBITDA / LTM interest payments (x)	13.04	13.96	10.83
LTM operational profit / LTM interest payments (x)	10.64	11.49	8.45
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.
2Q09

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: July 29, 2009	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations